CUSIP No. 76126R109              13D            Page 1 of 16



                SECURITIES AND EXCHANGE COMMISSION
	                 Washington, D.C. 20549
                            SCHEDULE 13D

      Under the Securities Exchange Act of 1934 (Amendment No. 1)


                      Resurgence Properties Inc.
                           (NAME OF ISSUER)

                   Common Stock (par value $1.00)
                    (TITLE OF CLASS OF SECURITIES)


                             76126R109
                           (CUSIP Number)


                         Leslie M. Kratter
                       Franklin Resources, Inc.
                       777 Mariners Island Blvd.
                     San Mateo, California 94404
                           (415) 312-4018

      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)



                          November 1, 1996
       (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)








CUSIP No. 76126R109              13D            Page 2 of 16

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Resources, Inc.
    13-2670991

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,472,200 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                      [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    24.7%

14. TYPE OF REPORTING PERSON      HC; CO

CUSIP No. 76126R109              13D            Page 3 of 16

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Charles B. Johnson
    ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,472,200 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                      [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    24.7%

14. TYPE OF REPORTING PERSON      IA; HC  (See Item 5)


CUSIP No. 76126R109              13D            Page 4 of 16

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Rupert H. Johnson, Jr.
    ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,472,200 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                      [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    24.7%

14. TYPE OF REPORTING PERSON      IA; HC  (See Item 5)

CUSIP No. 76126R109              13D            Page 5 of 16

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Mutual Advisers, Inc.
    22-3463202

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    2,472,200 (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    2,472,200 (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,472,200 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                      [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    24.7%

14. TYPE OF REPORTING PERSON          IA


CUSIP No. 76126R109              13D            Page 6 of 16

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Mutual Series Fund Inc. - Mutual Beacon Fund
    04-6055276

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,491,900 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                      [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    13.9%

14. TYPE OF REPORTING PERSON      IV

CUSIP No. 76126R109              13D            Page 7 of 16

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Orion Fund Limited
    N/A

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    577,300 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                      [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    5.8%

14. TYPE OF REPORTING PERSON      IV

CUSIP No. 76126R109              13D            Page 8 of 16

Items 2, 5, 6 and 7 of the Schedule 13D, initially filed on April 7, 1995, are hereby amended and restated in their entirety as follows:

Item 2. Identity and Background

        (a) Name:

            Franklin Resources, Inc. (FRI)

        (b) State of Organization:

            Delaware

        (c) Principal Business:

            A diversified financial services holding company whose primary business is providing, through operating subsidiaries, management, administrative, and distribution services to the open and closed-end investment companies comprising the Franklin/Templeton Group of Funds, the Franklin Mutual Series Fund Inc., managed accounts and other investment products.

            Address of Principal Business/Principal Office:

            777 Mariners Island Blvd.
            San Mateo, CA 94404

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

Item 2. Identity and Background

        (a) Name:

            Charles B. Johnson

        (b) Business Address:

            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404







CUSIP No. 76126R109              13D            Page 9 of 16

        (c) Principal Business:

            President/Chief Executive Officer/Director, and Principal Shareholder,
            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404,

            Parent Company of a number of investment advisers and administrative companies providing investment advice and administrative services to the Franklin/Templeton Group of Funds, the Franklin Mutual Series Fund Inc., managed accounts and other investment products.

            Director,
            Franklin Mutual Advisers, Inc.
            51 John F. Kennedy Parkway
            Short Hills, NJ  07078
            An investment adviser registered with the U.S. Securities and Exchange Commission (SEC) and investment adviser to the Franklin Mutual Series Fund Inc.

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

Item 2. Identity and Background

        (a) Name:

            Rupert H. Johnson, Jr.

        (b) Business Address:

            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404

        (c) Principal Business:

            Executive Vice President/Director/Principal Shareholder,
            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404,
            Parent Company of a number of investment advisers and administrative companies providing investment advice and administrative services to the Franklin/Templeton Group of Funds, the Franklin Mutual Series Fund Inc., managed accounts and other investment products.

CUSIP No. 76126R109              13D            Page 10 of 16

            Director,
            Franklin Mutual Advisers, Inc.
            51 John F. Kennedy Parkway
            Short Hills, NJ  07078
            An investment adviser registered with the U.S. Securities and Exchange Commission (SEC) and investment adviser to the Franklin Mutual Series Fund Inc.

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

Item 2. Identity and Background

        (a) Name:

            Franklin Mutual Advisers, Inc. (FMAI)

        (b) State of Organization:

            Delaware

        (c) Principal Business:

            An investment adviser registered with the U.S. Securities and Exchange Commission (SEC) and investment adviser to the Franklin Mutual Series Fund Inc..

            Address of Principal Business/Principal Office:

            51 John F. Kennedy Parkway
            Short Hills, NJ 07078

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

Item 2. Identity and Background

        (a) Name:

            Mutual Beacon Fund, a series of Franklin Mutual Series
            Fund Inc.



 CUSIP No. 76126R109              13D            Page 11 of 16

        (b) State of Organization:

            Maryland

        (c) Principal Business:

            An open-end, management investment company, comprising one of the series of Franklin Mutual Series Fund Inc., an investment company registered with the SEC.

            Address of Principal Business/Principal Office:

            c/o Franklin Mutual Series Fund Inc.
            51 John F. Kennedy Parkway
            Short Hills, NJ 07078

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

Item 2. Identity and Background

        (a) Name:

            Orion Fund Limited

        (b) State of Organization:

            Bermuda

        (c) Principal Business:

            An open end mutual fund registered and managed in Bermuda

            Address of Principal Business/Principal Office:

            c/o Orion Fund Management Limited
            Cedar House
            41 Cedar Avenue
            Hamilton HM12
            Bermuda

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

CUSIP No. 76126R109              13D            Page 12 of 16

Item 2. Identity and Background

(a) The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of the reporting persons named above is set forth in Exhibit A-1 hereto. To the best knowledge of the persons listed in Item 2 hereof, each person (other than noted otherwise)listed on Exhibit A-1 is a United States citizen and, during the last five years, no person listed in Exhibit A-1 attached (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 5. Interest in Securities of the Issuer

(a-b) On November 1, 1996, Franklin Mutual Advisers, Inc. ("FMAI"), a newly formed wholly-owned subsidiary of Franklin Resources, Inc. ("FRI"), acquired (the "Acquisition") certain of the assets and liabilities of Heine Securities Corporation ("HSC"). Prior to the Acquisition, sole investment and voting power over 2,472,200 of the shares reported on herein (the "Shares") of Issuer's Common Stock held by HSC's advisory clients, including Mutual Series Fund Inc., an open-end, investment management company registered under the Investment Company Act of 1940 (the "40 Act"), was held by HSC. In connection with the Acquisition, Mutual Series Fund Inc. changed its name to Franklin Mutual Series Fund Inc. ("FMSFI") and FMAI became the investment manager to HSC's former advisory clients, including FMSFI, with sole voting and investment power over all its portfolios and over the Shares. All investment advisory personnel employed by HSC prior to the Merger are now employed by FMAI. No investment advisory personnel of FRI or of any of its other subsidiaries are involved in the investment management decisions of FMAI.

FMSFI currently has five (5) different portfolios. Since FMAI's advisory contracts with its clients grant to FMAI sole voting and investment power over the securities owned by its advisory clients, FMAI may be deemed to be, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the "1934 Act"), the beneficial owner of the Shares representing approximately 24.7% of the outstanding shares of Issuer's Common Stock.

Mutual Beacon Fund, one of the series of portfolios of FMSFI, may be deemed to be the beneficial owner of 1,491,900 of the Shares representing approximately 13.9% of the outstanding Common Stock of the Issuer. The Orion Fund Limited may be deemed to be the beneficial owner 577,300 of the Shares representing approximately 5.8% of the Common Stock of the Issuer.

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 of the 1934 Act, the beneficial owner of securities held by persons and entities advised by FRI or its subsidiaries.
CUSIP No. 76126R109              13D            Page 13 of 16

FRI and the Principal Shareholders each disclaim any economic interest or beneficial ownership in any shares of the Common Stock covered by this Statement.

FRI, FMAI and the Principal Shareholders (collectively referred to as the "FRI Entities") are of the view that they are not acting as a "group" for purposes of Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by FMSFI.

(c) There were no transactions in the shares of the Common Stock within the past sixty days.

(d) No person other than FMAI's advisory clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein.

(e) Not applicable.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

No persons named in Item 2 herein, nor to the best of such person's knowledge, no person named in Exhibit A-1 hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7. Materials to be Filed as Exhibits

Exhibit A-1 Executive Officers and Directors of Reporting Persons Exhibit C-1 Joint Filing Agreement


















CUSIP No. 76126R109              13D            Page 14 of 16




					Signatures

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


November 11, 1996
Date

S\DEBORAH R. GATZEK
Signature

Deborah R. Gatzek
Franklin Resources, Inc.
Senior Vice President
& General Counsel
Name/Title

S\DEBORAH R. GATZEK
Deborah R. Gatzek
Franklin Mutual Advisers, Inc.
Assistant Secretary
Name/Title

____________________

S\CHARLES B. JOHNSON
Signature

S\DEBORAH R. GATZEK
Signature

By: Deborah R. Gatzek
Attorney in Fact pursuant to
Power of Attorney for Charles B. Johnson
as attached to this Schedule 13D

____________________

S\RUPERT H. JOHNSON, JR.
Signature

S\DEBORAH R. GATZEK
Signature

By: Deborah R. Gatzek
Attorney in Fact pursuant to
Power of Attorney for Rupert H. Johnson, Jr.
as attached to this Schedule 13D

CUSIP No. 76126R109              13D            Page 15 of 16




					Signatures

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

November 11, 1996
Date



S\DEBORAH R. GATZEK
Signature
Deborah R. Gatzek
Franklin Mutual Advisers, Inc.
as agent for Franklin Mutual Series Fund Inc.-Mutual Beacon Fund
Assistant Secretary
Name/Title



S\DEBORAH R. GATZEK
Signature
Deborah R. Gatzek
Franklin Mutual Advisers, Inc.
as agent for Orion Fund Limited
Assistant Secretary
Name/Title





















CUSIP No. 76126R109              13D            Page 16 of 16

POWER OF ATTORNEY


CHARLES B. JOHNSON hereby appoints DEBORAH R. GATZEK his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.


S\CHARLES B. JOHNSON



POWER OF ATTORNEY


RUPERT H. JOHNSON, JR. hereby appoints DEBORAH R. GATZEK his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.


S\RUPERT H. JOHNSON, JR

Exhibit A-1

EXECUTIVE OFFICERS AND DIRECTORS

Name
Present Principal Occupation/Employment
Residence or Business Address
_____________________________________________________

Jennifer J. Bolt
Vice President -FRI
FRI

Harmon E. Burns
Executive Vice President/Secretary/Director -FRI
FRI

Kenneth V. Dominguez
Senior Vice President -FRI
FRI

Martin L. Flanagan
Senior Vice President/ Treasurer/Chief Financial Officer -FRI
Director -FMAI
FRI

Loretta Fry
Vice President -FRI
FRI

Deborah R. Gatzek
Senior Vice President/General Counsel -FRI,
Assistant Secretary -FMAI
FRI

Judson R. Grosvenor
Director -FRI,
Hotel-Motel developer, builder, operator, and restaurateur
14 Sawgrass Ct., Las Vegas, NV  89113

F. Warren Hellman
Director -FRI,
Partner in investment management firm
Hellman & Friedman, 1 Maritime Plaza, 12th Floor
San Francisco, CA  94111

Donna S. Ikeda
Vice President -FRI
FRI

Charles B. Johnson
President/Chief Executive Officer/Director/Principal Shareholder -FRI
FRI

Exhibit A-1 continued

Charles E. Johnson
Senior Vice President/Director -FRI;
President of Templeton Worldwide, Inc.,
Investment Management, Director -FMAI
Templeton Worldwide, Inc., 500 E. Broward, Ste 2100
Ft. Lauderdale, FL  33394

Gregory E. Johnson
Vice President -FRI
FRI

Rupert H. Johnson, Jr.
Executive Vice President/Director/Principal Shareholder -FRI
FRI

Harry O. Kline
Director -FRI
6501 Red Hook Plaza, #201, St. Thomas, VI  00802

Leslie M. Kratter
Vice President/Assistant Secretary -FRI,
Secretary -FMAI
FRI

William J. Lippman
Senior Vice President -FRI
Director -FMSFI
Franklin Advisers, Inc., One Parker Plaza, 16th Fl, Ft. Lee, NJ  07024

Peter Sacerdote
Director -FRI,
Limited Partner/Chair of Investment Committee, Goldman, Sachs Group, L.P., Investment banking
Goldman, Sachs & Co., 85 Broad Street, New York, NY  10004

Louis E. Woodworth
Director -FRI,
Private Investor/President, Alpine Corp.
Alpine Corp., 1505 7th Avenue, Seattle, WA  98119

Jeffrey A. Altman
Vice President -FMAI, FMSFI
FMAI, FMSFI

Edward J. Bradley
Treasurer -FMAI, FMSFI
FMAI, FMSFI

Elizabeth N. Cohernour
Vice President/Assistant Secretary -FMAI, FMSFI
FMAI, FMSFI

Exhibit A-1 continued

Robert L. Friedman
Vice President-FMAI, FMSFI
FMAI, FMSFI

Raymond Garea
Vice President-FMAI, FMSFI
FMAI, FMSFI

Peter Langerman
Vice President/Director -FMAI
Executive Vice President -FMSFI
FMAI, FMSFI

Michael F. Price
Chief Executive Officer/Director/President -FMAI, FMSFI
FMAI, FMSFI

Lawrence N. Sondike
Vice President -FMAI, FMSFI
FMAI, FMSFI

Edward I. Altman
Director -FMSFI,
Professor, editor, author, and financial consultant
New York Univ., 44 West 4th Street, New York, NY  10012

Ann Torre Grant
Director -FMSFI,
Executive Vice President/Chief Financial Officer,
Manager of multi-family housing
NHP Inc., 1225 I Street, N.W., Washington, DC  20005

Andrew H. Hines, Jr.
Director -FMSFI,
Consultant
Triangle Consulting Group

Bruce A. MacPherson
Director -FMSFI,
President of A.A. MacPherson, Inc.,
Electrical manufacturer representative
1 Pequot Way, Canton, MA  02021

Fred R. Milsaps
Director -FMSFI,
Manager of personal investments
2665 NE 37th Drive, Fort Lauderdale, FL  33394





Exhibit A-1 continued

Leonard Rubin
Director -FMSFI,
Chairman, Carolace Embroidery Co., Inc.
President, F.N.C. Textiles, Inc.,
Vice President, Trimtex Co. Inc.
Yacht and Racquet Club, 2727 North Ocean Boulevard A1A, Apt. 508A, Boca Raton, FL 33431

Barry F. Schwartz
Director -FMSFI,
Executive Vice President/General Counsel,
MacAndrews & Forbes Holdings, Inc., (a diversified holding company) 35 East 62nd St, New York, NY 10021

Vaugh R. Sturtevant
Director -FMSFI,
Physician
6 Noyes Avenue, Waterville, ME  04901

Robert E. Wade
Director-FMSFI,
Attorney
225 Hardwick St., Belvidere, NJ  07823

Peter Bubenzer
Director-FMSFI,
Solicitor
Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda

Peter Cundill
Director-OFL,
Investment adviser
1200 Sun Life Plaza, 1100 Melville St., Vancouver, BC,  Canada

William Thomson
Director-OFL,
Retired banker
Suite 733, 48 Par-la-Ville Road, Hamilton HM11, Bermuda

David Winters
Director-OFL,
Financial analyst -FMAI
FMAI









Exhibit A-1 continued

FRI           Franklin Resources, Inc.
                 777 Mariners Island Blvd.
                 San Mateo, CA 94404
                 Investment manager and administrator to Franklin/Templeton Group of Funds, Franklin Mutual Series Fund Inc., managed accounts and other investment products

FMAI        Franklin Mutual Advisers, Inc.
                 51 John F. Kennedy Parkway
                 Short Hills, NJ 07078
                 Investment adviser to Franklin Mutual Series Fund Inc. and other managed accounts

FMSFI      Franklin Mutual Series Fund Inc.
                 51 John F. Kennedy Parkway
                 Short Hills, NJ 07078
                 Open-end, management investment company

OFL          Orion Fund Limited
                 Bermudan open end mutual fund
                 Cedar House
                 41 Cedar Avenue
                 Hamilton HM12
                 Bermuda


Exhibit C-1

JOINT FILING AGREEMENT


	In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

	IN WITNESS WHEREOF, the undersigned hereby execute this agreement on November 11, 1996.

				Signatures


FRANKLIN RESOURCES, INC.
S\DEBORAH R. GATZEK
Signature
Deborah R. Gatzek
Senior Vice President
& General Counsel
Name/Title
__________
S\CHARLES B. JOHNSON
Signature

S\DEBORAH R. GATZEK
Signature
By: Deborah R. Gatzek
Attorney in Fact pursuant to
Power of Attorney for Charles B. Johnson
as attached to this Schedule 13D
__________
S\RUPERT H. JOHNSON, JR.
Signature

S\DEBORAH R. GATZEK
Signature
By: Deborah R. Gatzek
Attorney in Fact pursuant to
Power of Attorney for Rupert H. Johnson, Jr.
as attached to this Schedule 13D
_________
S\DEBORAH R. GATZEK
Signature
By: Deborah R. Gatzek
FRANKLIN MUTUAL ADVISERS, INC.
Assistant Secretary
Name/Title
__________
S\DEBORAH R. GATZEK
Signature
By: Deborah R. Gatzek
FRANKLIN MUTUAL ADVISERS, INC.
Assistant Secretary, as agent for
Franklin Mutual Series Fund Inc.
on the behalf of
MUTUAL BEACON FUND
__________
S\DEBORAH R. GATZEK
Signature
By: Deborah R. Gatzek
Franklin Mutual Advisers, Inc.
Assistant Secretary, as agent for
ORION FUND LIMITED